April 1, 2009

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Via EDGAR, facsimile (202.942.9533) and email (rosenbergj@sec.gov)

Re: IntegraMed America, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed March 14, 2008

Form 10-Q for the Quarter Ended March 31, 2008

Filed May 9, 2008

File No. 000-20260

Dear Mr. Rosenberg:

We have reviewed the staff comments dated March 18, 2009 on our above-noted filings and we have responded to the comments (designated by italics below) by providing our detailed explanations.

As requested, we have filed this response letter on EDGAR under form type label CORRESP. We understand you may have additional comments after reviewing our responses.

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Consolidated Financial Statements

Notes to Consolidated Financial Statements Note 2 Summary of Significant Accounting policies- Basis of Consolidation

1.

Please revise the business section disclosure you propose in response to prior comment 2 to clarify that although both patients enrolled and not enrolled in your Shared Risk Program enter clinics that you describe as IntegraMed’s partner and affiliate clinics, only patients enrolled in your Shared Risk Program look to IntegraMed for the provision of fertility medical services, which the company contracts with its partner and affiliate fertility clinics to provide. Please also revise your business section to disclose the determinative facts that indicate to a patient enrolled in your program entering these clinics that the provision for services will be from IntegraMed, and therefore the patient will have to look to IntegraMed for the provision of those services.

We have revised our disclosure as follows:

Consumer Services – Attain IVF Program

The Attain IVF program consists of a fertility treatment package that includes a fixed number of treatment cycles for one fixed price with a significant refund if treatment is unsuccessful. We receive payment directly from consumers who qualify for the program and the patient contracts with us to provide the medical treatment. We discharge the obligation of patient treatment by arranging with affiliated fertility clinics for the provision of patient care. We pay contracted fertility centers a defined reimbursement for each treatment cycle performed. Since the Company is the primary obligor in the arrangement, has latitude in establishing the price, performs a portion of the contracted service, has discretion in supplier selection, the amount earned by the Company per transaction is not fixed and the patient looks to the Company as the contracting party, these arrangements qualify for gross accounting under EITF 99-19. We have revised our revenue recognition policy and have restated all periods presented to reflect the revised revenue recognition policy described below.

By contract, a portion of the enrollment fee (generally 30%) is non-refundable and is recognized as revenue based on the relative fair value of each treatment cycle completed relative to the total fair value of the contracted treatment package available to the patient, following the guidance of Emerging Issues Task Force statement 00-21. The remaining revenue, which consists of the 70% refundable portion as well as any part of the 30% non-refundable portion not yet recognized as revenue, is recorded upon the patient becoming pregnant and achieving a fetal heartbeat. We are able to record income at the time of pregnancy as we have substantially completed our obligation to the patient, discharged the patient from the care of the fertility specialists, and we can accurately estimate the amount of expenses and refunds that will become due if there is a pregnancy loss. We are able to make these estimates for pregnancy loss based upon reliable Company specific data with respect to the large homogeneous population we have served for more than seven years. Expenses prior to pregnancy related to the program and principally paid to the affiliated fertility clinic are recorded as incurred.

Accordingly, at each balance sheet date, we have established a liability for patients in the Attain IVF program for the following:

1.	Deposits for customers who have not yet begun treatment and for whom no revenue has been recognized (we expect such amounts to be recognized as income or refunded within twelve to eighteen months)
2.	Refund reserve for those patients who became pregnant, but may not deliver a baby (See Note 11)
3.	Medical costs associated with additional treatments to a patient who became pregnant, did not deliver a baby and still has additional treatments available under their treatment package. (See Note 11)

The table below presents the balances of each of these liabilities as of the respective dates (000’s):

December 31,
2008	2007

Deposits or refundable fees	$12,636	$11,254
Refund reserve for pregnant patients	386	403
Medical cost reserve	321	262

Due to the characteristics of the program, we assume the risk for a patient’s treatment cost in excess of their enrollment fee should initial treatment cycles be unsuccessful. In order to moderate and manage this risk, we have developed a sophisticated statistical model and case management program in which Attain IVF patients are medically pre-approved prior to enrollment in the program. We also continuously review their clinical criteria as they undergo treatment. If, while undergoing treatment, a patient’s clinical response falls outside our criteria for participation in the Attain IVF program, we have the right to remove that individual from the program, with an applicable refund to the patient. To date, our case management process has been effective in managing the risks associated with our Attain IVF program within expected limits.

2.

Please provide proposed revisions to your business section disclosure that help clarify the differences between IntegraMed’s rights and obligations related to fertility centers and those related to vein clinics with the objective of clarifying why the company does not consolidate its partner and affiliate fertility centers, but does consolidate its vein clinics. For example, describe the nature and extent of the equity investment in the centers and clinics as well as the sufficiency of such equity to fund operations; the decision-making authority, other than for the dispensing of medical services, of IntegraMed and the physicians related to the ongoing, major central operations of the centers and clinics over matters such as those described in footnote 2 of EITF 97-2; IntegraMed’s fee structure (e.g. a f i xed fee, a net profits interest, etc.) and its obligations, if any, to fund ongoing operations or capital requirements; IntegraMed’s financial interest, as described in EITF 97-2 in the centers and clinics; as well as the number of fertility treatments conducted under the Shared Risk Program relative to the number that are not conducted through the program, which in a prior telephone conference provided helpful context to understand the decision-making authority you indicated fertility center physicians retained.

Our disclosure has been revised as follows:

We evaluate whether we should report the results of the clinical operations in which we have management service contracts in accordance with FASB Interpretation No. 46 (FIN 46R) “Consolidation of Variable Interest Entities” (“VIE’s”). Since we do not have a controlling financial interest in any of the fertility medical practices to which we provide services, and we are not the primary beneficiary or obligor of their financial results (our contracts provide for the physician owners of the clinics to receive any excess or deficit of profits) we do not consolidate their results. This is further supported by the facts that the physician owners of the clinics have the voting rights with respect to the entity and sufficient equity interests to fund their entity. We do have effective voting control and a controlling financial interest in the operations of each of the vein clinics, where we are the primary beneficiary and obligor of their financial results (our contracts provide for us to receive any excess or deficit of profits) and therefore consolidate the results of those clinic operations. Accordingly, we report the revenue for patient services only from the vein clinic segment and those fertility patients who enroll in the Attain IVF Program (included in our consumer services segment).

                            Revenue Recognition

Consumer Services - Shared Risk Refund Program, page F-8

3. Your response to comment 6 appears to indicate that revenue recognition is appropriate when the amount becomes non-refundable and services are substantially complete. However, we do not believe that your responsibility for the possible future medical services is inconsequential or perfunctory. Therefore, as communicated to IntegraMed in a conference call on March 12, 2009 we believe the 30% of the patient payment should be recognized as revenue in proportion to the decrease in your responsibility to provide medical services (i.e. proportional performance method).

4. Our previous comment 7 stated our belief that your fact pattern is not the same as the limited exception described in SAB Topic 13.A.4.a. That is, in your fact pattern, payment is not contingent solely on the patient’s cancellation privileges. Thus, as communicated to IntegraMed in a conference call on March 12, 2009 the accounting described in the SAB would not apply and no revenue should be recognized prior to the delivery of a baby.

As we discussed in our conference call with the Staff and the members of the Office of the Chief Accountant (OCA) on March 27, 2009, agreement was reached that we would account for the non-refundable 30% of the fee as discussed in 3 above. We also discussed comment 4 above and OCA concurred with our previous accounting that the remaining fee could be recorded upon pregnancy with the caveat that we would create a reserve for the additional expenses incurred for patients who were pregnant, miscarried, and sought additional treatment. (We have recorded the additional reserve as noted above.)

Our revised disclosure related to comment 3 and the revised comment 4 is provided above in the answer to question 1.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the staff’s comments. Please contact me at 914.251.4143 if you have comments or further questions regarding this letter.

Sincerely,

/s/John Wl. Hlywak

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John W. Hlywak, Jr.

Executive Vice President and Chief Financial Officer

cc: Kei Ino, Securities and Exchange Commission

cc: Lisa Vanjoske, Securities and Exchange Commission

cc: Todd Hardiman, Securities and Exchange Commission

cc: Jay Higham, President and CEO

cc: John Pennett, Amper, Politziner & Mattia

cc: Steven Khadavi, Dorsey & Whitney